Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Lottery.com Analyst Day Transcript

Matt Schlarb: Hello, everyone. Thank you for joining us today for the Lottery.com analyst day. I’m Matt Schlarb, Head of Investor Relations at Lottery.com. Joining us on today’s call, our Lottery.com co-founder and CEO, Tony DiMatteo, Lottery.com COO, Ryan Dickinson, and Vadim Komissarov, CEO of Trident Acquisitions Corp. Before we begin, I’d like to remind everybody about the disclaimer language on the first few pages of our investor presentation, which is available online as well as publicly SEC and an APA.

I’d also like to remind everybody that the call is being recorded and that we ask that everyone remain on mute until the end of the call or the end of the prepared remarks. We’ll have a Q&A session. With that, I’ll turn the call over to the Vadim.

Vadim Komissarov: Thank you, Matt. My name is Vadim Komissarov. I’m the CEO of Trident Acquisitions. When we started looking for our acquisition targets last year, we were in the midst of the COVID epidemic. What we were trying to find in our target was a company that would benefit from this process of going from offline to online. We also wanted to find a company that had a very large term, that had professional management, and proven track record.

In Lottery.com, we found exactly what we were looking for. Lottery.com is spearheading the revolution from the paper tickets to online and the company has tremendous market opportunity ahead of them. With that, let me turn it over to Tony DiMatteo who is going to talk to you about the operations of the company and what lies ahead of Lottery.com.

Tony DiMatteo: Thanks, Vadim. Appreciate it. Hello, everyone. My name is Tony DiMatteo. I’m the co-founder and CEO of Lottery.com. I’ll just tell you our story. My background is I have been a serial entrepreneur for most of my adult life. I got into tech very early in San Francisco in around ’98, ’99. I saw the.com boom and bust and learned a lot of lessons through that entire journey. Then about eight years ago, as I met my co-founder Matt Clemenson, at the time, I was running a tech company, he was running a different tech company. We got together and we decided that we should just build things together on the side and self incubate any ideas that we had and around a very specific thesis. That thesis was we should build things that should exist or that are inevitable to exist, things that have to happen eventually. We just wanted to be the ones that build to that whatever platform would be. Lottery was the clear winner there. We built several products together, some worked, some didn’t, but when we looked at lottery we saw an industry that has a huge total adjustable market, about 400 billion right now, globally speaking, and about 80 billion in the US. It is one of the last industries that has failed to make the shift from offline to online.

We call that the shift to convenience from the consumer perspective.

It’s not just a shift to digital. It is really a shift to convenience. As we’ve all seen from borders to Amazon, from taxis to Uber, from blockbuster to Netflix, this is the way of things. Once we know we realized, or what we thought was that once we can change the buying behavior of a user and allow them to play the lottery from their phone, they’re the same games they already love like Powerball are making millions, that would be a very compelling product. At first, we looked for way-- I guess our first question was, is there a way that we can allow people to play their favorite games in a completely legal and compliant way? We found that and that’s called the courier service.

I’ll say when you’re on our platform, it looks and feels like you’re buying a Powerball ticket from us or a US lottery game of which there are many. What you’re actually doing is you’re placing an order for us to go to buy a ticket on your behalf, then manage the interest of that ticket over time. We get the ticket for you in one of our secured facilities, we don’t go to the front of the store anywhere. Once we have that ticket, we manage the interest of that ticket, which means we check the numbers, we redeem the winnings for you. We credit your wallet in the app and then you can draw that back down to whatever your payment method was. That’s been a very success model for us as we’ve gone.

For that, is we just charge a service or a convenience fee domestically and internationally, as we could charge a bit more. We can get into that a little bit later. We can go to the next slide. Our vision is to be a premier global marketplace for all forms of online gaming. It’s really to be an Amazon of games. We believe that with the domain name and the brand of Lottery.com, that we are well-positioned to do that. To be the top-of-mind brand, whenever you think of not just online lottery, but online gaming in whatever vertical that is, whether it be sports betting or online slots, casinos, charitable sweepstakes, keno et cetera, it’s that you think of us. We’ll get into why we think we can execute across that.

Our mission statement is simply to deliver responsible and trusted online gaming in legalized jurisdictions throughout the world. Next, please. We’ll talk a bit about our advisors and investors here. Jason Robbins was one of our first investors in the company way back in 2015. We’ve been around for about six and a half years now. He wrote a check personally to us and he’s been a really strong and influential advisor for us and guiding us sort of on the regulatory side, but also just on the marketing side, and really everything around. He’s built a great company, and we’re really excited to still have him as one of our advisors. Paraag Marathe, he’s the president of 49ers enterprises, the 9ers family office invested us again in the seed round. He’s been very helpful for us navigating the sports world as we’ve evolved.

Then finally, Senator Mark Lipparelli, he is the former chairman of the Nevada Gaming and Control Board and he’s currently the chairman of Galaxy Gaming. He has been incredibly helpful as we moved along on the regulatory side because it’s important to understand and this is one of the lessons that we learned I think very early on, is that it’s not good enough for us to just be legal. We really need the cooperation of the states that we work with. When we go into a state, is we build relationships with all of the regulators at the lobby director level, the AGs, the governor’s offices. We work with them and we explain to them how it is that we operate. We completely analyze their laws and regulations of that individual state, we deliver them a legal reasoned opinion, and we say, “Here’s why we are legal and why we would like to come into your state.”

That’s been a successful way for us to operate and, over the last six and a half years, is we’ve proven to the industry that we are a good actor, that we do what we say we’re going to do, we’ve never lost a ticket, everybody’s always been paid out. We actually had a million-dollar winner earlier this year, and they got paid out on time. We’re very proud of the traction we’ve gotten so far. Next slide. A couple of things to touch on here.

The first point is we really are the foremost brand name and premier provider of global lottery, whether it’s data, but also just sort of running the courier model. We’ve had about 9.4 million unique visitors in the last year or so. One thing I really want to hit number two is we have a massive global market opportunity. In the US, it’s about

$80 billion market of just all tickets sold globally. Again, if you put that all together, it’s about 400 billion, and that’s actually expected to grow to about 650 billion over the next five years. We think that as Lottery.com, we are well-positioned to be again the foremost brand there and to control the consumer layer. It’s very important for us to acquire all of the users we possibly can over the next couple of years and to just be the market leader as we go forward.

Number three, is we do have a very diverse product offering not just on the courier side, but with some of the other products that we’ll talk about in the slides ahead. We do expect about 59 million in EBITDA by 2023. Along our growth starting in 2021, is we expect to be an EBITDA positive company. Number four is we have multiple opportunities to grow, not just in geography but in various products like our blockchain product. Again, adding other verticals to our product portfolio like sports betting and other types of games. By 2023, is we expect 571 million in overall revenue. Lastly, we have very significant existing and projected revenue growth.

We’ve enjoyed 294% [unintelligible 00:09:36] and oftentimes higher in the past but we do expect that to continue from now until 2023.

I think this slide really highlights the difference between us and some of our other competitors. If you look at, let’s say DraftKings-- a lot of the growth in the sports betting market, at least in the US, that has already happened. That consumer shift from offline to online in the sports betting world or the daily fantasy world, that has obviously already happened. There’s just not as much room to grow. We believe in sports betting for Draft Kings going forward.

Although again, they’ve done a tremendous job, whereas us at Lottery.com is we currently account for 0.02% of the market share. That is just to illustrate the incredible blue ocean opportunity ahead of us. By us being what we think is the best brand and the best domain name to make that happen and as we continue to execute on our plan, we think the investment opportunity with a market cap of 562 million at the time of [unintelligible 00:10:41] is a very compelling investment opportunity.

This just highlights what I was just talking about. If you look at sports betting, that digital or convenience transformation has already happened in the US. There are still massive opportunities outside of the US in sports betting, which we will take advantage of. As recently, we have announced that we’ve also acquired the domain name of Sports.com and we’re in active conversations on how to best leverage that domestically as well as internationally. You can also see US lodgings and bookings, a lot of that has already happened. There’s still some room to grow there but really in lottery, only about 7% of lottery tickets are sold online right now.

That’s largely just a function of some states have been able to go online, which we will talk about in a few slides. There’s a tremendous amount of growth ahead of us. We think we’re the best positioned to take advantage of that. This is maybe the key slide. We acquire a user for about $4, both domestically and internationally. The way that we do that is through typical channels. Obviously, one organically is we get a lot of traffic just by being Lottery.com and we provide lottery data for about 400 games plus in about 40 countries. Sorry. I think that’s about 800 games actually. Just by that is we get a lot of traffic on our own, but also we do advertise on like Google and Facebook and the traditional channels. Now we know that our nearest competitors acquire that same user in the same jurisdiction for between 20 to $25. I think it’s just a difference in branding, to be honest, is we are Lottery.com. We get the engender trust of being Lottery.com and oftentimes, people believe that we potentially are as a lottery. Once we do acquire that user is we’ve worked very hard with our customer happiness team and our retention team to make sure that we keep that user.

As you can see, as we enjoy about $17 in annual new user profit, within the first year. Honestly, the CAC is typically repaid within the second or third transaction, which is typically within about the second month that we acquire that user. I think our turn rate is very impressive. We keep about 69% of people who play on the platform. I think it’s important to understand is that we measure that retention time as a 12 month period, rather than a 30, 60, or 90 day, which I think most tech companies measure at. There’s a really good reason for that which is there’s really two types of players for the lottery.

There’s the lottery enthusiasts. They play their lucky numbers, which may be their birthday and their family’s birthdays. They’ll play that basically once per week, from 18 years old until they’re done basically their entire lives. The other type of player is an occasional player. An occasional player only plays when that jackpot is very high, whether that’s a hundred million, 200, 300 million, whatever is the trigger for them.

What we found is that even if we can’t acquire that occasional player, when the jackpot is high, after the draw goes back down to let’s say 20 or 40 million, even if we don’t see them again for another six months, or the jackpot doesn’t get high again for another six months, once it does about 8 out of 10 times, they’ll come back to us.

It’s a very sticky product. Again, one of our big goals is to just, when you think of lottery you think of Lottery.com and we become the way that you play going forward and change that behavior. Ultimately, domestically, that leads to a customer lifetime value of about $55. Now I want to explain the difference of how we operate domestically versus internationally. Those domestic numbers are because we charge a service fee or a convenience fee to deliver our product in a purely digital way.

You can think about that as like Uber eats or Door Dash, where you’re paying for some convenience instead of driving down the street to go to get a hamburger.

You’re willing to pay X amount of dollars to have that delivered to you and they’ve obviously been pretty successful on that. We do the same thing, but to be clear is we never deliver the physical ticket to a winner unless it’s a jackpot win of millions of dollars. It’s a purely digital experience on our side, but it’s still effectively the same model. Internationally, is we actually do have the flexibility to mark up the price of US lottery games. We could sell let’s say a $2 ticket for potentially as high as $5 if a market will bear that internationally. We found that’s actually about the right price point for us. We can do that internationally, that we have the restrictions domestically, but not internationally to do that. That’s the difference in the top and the bottom of this slide is that our customer acquisition is about the same. The retention is about the same. We enjoy a larger customer lifetime value because we can actually mark up the price of those tickets. Next, please.

Talking about the different products that we have. At the top, you’ll see the domestic lottery that is us acting as a career service, which is everything that I’ve described so far. We additionally have charitable sweepstakes under the wintogether.org brand.

Charitable sweepstakes is just if you care about a cause. We create these sweepstakes where if you donate say $10 to $20, whatever that donation is, we average about $20, is then we’ll give you X amount of sweepstakes entries dependent on that. Then you can win something amazing, whether that’s a cash prize, an experiential prize, a luxury, vacation, et cetera, but we’ve found that the difference there is also lottery law and sweepstakes law are very different.

We can run these charitable sweepstakes in all 50 states now, which is just a great way for actually even cheaper user acquisition. Then when we do go live in that state is we have an embedded user base that we can market to and convert them into lottery players. Along the top, the international lottery there’s really-- That’s again, what we talked about on the previous slide, where it’s effectively the same product, us selling [unintelligible 00:17:11] US lottery games, but up to the international market at a higher margin. That’s the difference, if you look at the bottom between the gross margins of those products between 17% and 33%, whereas when we operate internationally, it’s between 34% to 54%.

Then finally across the top, the international games. We believe that the future of all gaming eventually must move to blockchain. We are developing a blockchain-based game, really a platform that will allow us to operate internationally, not be competitive to any sovereign lottery, and with proper licensing. I think a big difference between us and some of the other blockchain lottery players is there are some blockchain- based lottery projects out there, I’ll say. Typically, they don’t have your proper licensing. Really they’re addressing a very small total market, which means that, for you to participate in that game, you must hold actual crypto. Crypto is your payment into that game. Now the benefits of blockchain is that you can be assured with full transparency, that the game is authentic and genuine and it could not be altered. You know who won and you know that the results are genuine.

The drawback in what I think that they’re doing is that again, it’s just very small market where you can only accept crypto as a payment method, whereas the platform that we are building will be a blockchain-based game that will be able to accept either crypto as a payment method or [unintelligible 00:18:43] and whatever your local currency is. Again, as we believe as Lottery.com, we can create a game, say let’s call it lottery.com, monster millions that can be very attractive. It can be a Powerball Esker game with very high jackpots reaching a global market. We think we can do very well for that.

The margins bear that out is between 75 to 95%. Again, going to the bottom left of the slide, the other way that we operate is our B2B partners. I think as far as we know, I’ll say is we are the only lottery company that has created what we call a partner API, which allows any e-commerce company to leverage our API, to sell these genuine-- currently it’s these genuine US lottery games but it could be any of the games that we have on our platform as we expand that. That could be a sports book internationally or domestically. It could be just any e-commerce company, whether they’re selling t-shirts or widgets that can use a lottery ticket as an upsell or as a retention method.

We’ve already integrated this with several partners and it’s been very successful for us. Really the only difference between those two yellow boxes are the difference between the domestic service fees that we can charge versus the international.

Finally, the data sales is we are we believe the world’s largest lottery data provider. We have data on about 800 games for, let’s say, 40 plus countries around the world and we have some significant partners already that buy our data from us.

It’s very high margin, but some of those are like Google, which we power in multiple countries, Amazon Alexa, right now, if you ask Alexa, when’s the next Powerball drawing, or what were the last results are, or what’s the size of the jackpot she’ll tell you. That is all powered by us natively without additional Alexa skill installed. Next one, please. I want to talk about stations. When we started, it took us about four to five years to get four or five states on board with us as a courier model. The reason for that is we’re very much unknown quantity. As a very small startup, when we first started talking to states, our value proposition to them was very clear, which is that we are here to sell your product for you for free. That’s a good thing for the states because they ultimately want more tax revenue and that’s a benefit for the state.

Their hesitancy was simply, “We don’t know who you are.” If a company like us were to be a bad actor, meaning we did not pay out the winnings or we lost tickets or things like that, that would be very detrimental to the state lotteries reputation, and then ultimately, fewer people would play, and they would lose a lot of tax revenue.

It took us some time to really get the states on board with us but we did it and really is, we’ve proven to the industry now for six and a half years that we are a good actor. We’ve never lost a ticket. Again, we had a million-dollar winner earlier this year, they got paid out on time. We’ve proven that we can do what we say we’re going to do, and we’re here for the long haul. We’re here to build a 20-year company.

That’s played out very well for us. I think the real inflection point for us was when COVID hit. When COVID happened, the lockdowns and the quarantines happened. It became very obvious to the states that they must find a way to go online, some way and it’s because simply speaking, is if you cannot go to the store with your paper money and leave with a paper ticket, if that’s not an available transaction for you, then you just don’t play and that tax revenue drops significantly. So because of that, we believe since the beginning of 2020, we’ve opened up another eight-plus state, and we expect to open up at least another six states by the end of this year. Our goal would be to be in every available lottery state by the end of 2023. I think we can move forward.

Last thing that I want to touch on is how we grow internationally. I think our recent acquisitions of Aganar and JuegaLotto in Mexico are a really good jumping-off point for us. One is that they already sell the [unintelligible 00:23:35] tickets, which are the Mexican National Lottery games. They also have their own digital games that they operate with. We expect them to contribute about a million dollars per quarter over the next couple of years. The real benefit for us in this acquisition is to enter into Latin America. These companies also have access to a sports betting license. We believe leveraging the Sports.com brand and some technology is that we can enter those markets and then quickly learn the cultural differences and changes.

Obviously, anytime you enter into a new country, we have to learn that culture and how they love to play then we can expand into multiple jurisdictions going forward. Part of our strategy is definitely M&A where we look for very good operators who know their vertical better than we possibly could. You don’t have the advantage of booking their revenue to us but really to be a profitable endeavor from day one as we expand. Next slide, please. Again, I think at a very high level, the difference between us and anybody else is that we are incredibly easy to use. We’ve really targeted the app to be as simple as possible. We call it tap tickets where we want to be able to get you from as soon as you’re on board to the home screen to actually buying within just a few taps. Ease of payment is we do not require a consumer to pre-fund a digital wallet which some competitors may do. Our goal over time is to add as many local payment processors around the world as we possibly can. It’s because each country has their favorite payment processor whether that’s a PayPal or a PTM or whatever that similar one is in that country. That’s what we want to be able to provide for them. Really the ease of collection is-- it’s interesting. There’s about $2 billion in unclaimed lottery winnings globally every single year. That’s just simply a function of people buy that paper ticket, maybe they forget about it. If they have an idea of what their lucky numbers are. If they don’t think that they won the jackpot, they often stick it in the glove box or they just forget about it, where on our platform is every ticket is always redeemed no matter what and everybody is always paid out. Next slide.

This just speaks to our partnerships and our distribution ecosystem. We’ve partnered with AccuWeather, Gannett, iHeartRadio. Gannett and iHeart are actually investors in us back in our series A. We recently announced Coinstar with all of their kiosks around the US which I think-- often most of these partnerships are in a rev share arrangement. If they help us onboard a user, then we can have a long tail rev share with them for say one to two years and everybody’s is much happier with that than their current business. Again, the second part of this is the API program, the partner API that I discussed. I think PayRange is probably one of our premier partners.

We’ve sold millions of tickets through their platform. They started as a wallet that just made it easier to pay at a vending machine or coin-Op laundry. We’ve had an incredible uptake from them. We continue to expand this ecosystem and we have no shortage of deals. I hope to be able to announce a couple along those lines in the near future. Then finally, at the bottom, I already mentioned is that we are already contractually partnered with Google and Amazon, and USA Today for those data services. Next slide, please.

At last, we touched on this one together is our charitable sweepstakes platform. It is a one-- winning together is one of our core values at the company, meaning we realized early on that life and business is not a zero-sum game. We can all find a way to be successful together. We don’t need to win or nobody has to lose for us to win. We can find ways to be collaborative and all be successful going forward. That’s the name of our charitable sweepstakes platform and that’s still, and I think, in it’s nascency, but we’ll be a considerable value driver as we go forward. It is blockchain- based with the ERC 20 token that we announced a couple of years ago. On the right side of the slide, you see, again our blockchain-based platform, which I think will be a significant value in revenue driver up until 2023 and beyond. Next slide.

With this, I think I’ll turn it over to Ryan Dickinson. He is our CEO and president and I will let him take it from here.

Ryan Dickinson: Thanks, Tony. On this slide, this is really the business overview portion where it breaks down some of the various things that Tony’s already talked about and puts them into some projection numbers, which we’ll get into further in more depth in the next couple of slides. Primarily, it’s important to understand how we’re breaking down the business. I’ll highlight that a little further in another slide, which is the base way we look at things are here’s our B2C market and our B2C market is the general marketplace. Again, to piggyback on some of the things that Tony had mentioned, the global marketplace is really where we’re bringing users in at that very low cost of acquisition price of $4.

We’re presenting them with the lottery games that we have. Then that also affords us the opportunities to begin to present to them other games that we can that they can play through our platform that otherwise would’ve been a very high cost of acquisition. We already have them in and we secured them in at that low cost of acquisition through our lottery brand name and the lottery product. That’s our B2C market space. Our B2C market space in 23 make of about 34% of our total revenue. Then we have our data side, the data side, again, that’s everything Tony talked about. We are already selling this data now to various partners. We’re going to have subscription services for that data. Long-term, there’s only a handful of opportunities from the B2B side, eventually hit a cap on where you’re going to hit those numbers.

Long-term, that the percentage of the amount of revenue they make up, it really only becomes about 9% let’s say in about 2023. There’s some additional development fees we receive for developing these services and creating some of these concepts. Again, that still falls within a 9% bucket.

The other major portion, certainly on the growth side, and where we really think we’re going to take things off, and I’ll get into that in another slide, about why we believe that is our B2B side in the partnerships. By the end of 2023, our B2C side will take up about 43% of our total.

Now, it’s important to understand that when we’re talking about our B2B partnerships, that’s really B2B2C where we are integrating with them, they are integrating with us, they are selling to their pre-existing users, they’re using their marketing, they’re using their payment processing. We’re more or less the operation portion of that, which is the post-transaction portion to fulfill that order of the tickets.

We think there’s significant opportunities there for us. We’ll get into why here in a couple of other slides. Then the last portion is the M&A bucket. As Tony said, we have plenty of targets that are either already done, which are Aganar and JuegaLotto as an example. We have a couple on the horizon.

We have a handful that we would like to go after in the next several years. We believe that by the end of ’23, that’ll make up about 14% of our total revenue. This is really where we’re going to break down some of these numbers.

I think the bigger portions here to talk about are-- This is where I want to get into the B2B2C side, and why we believe that is such a significant revenue growth for us, is that the barrier of entry is relatively low given that it’s a business development management job. We know the players in the space. There’s plenty of e-commerce systems out there, they don’t always have to be in our industry, in our space. An example would be PayRange, which is again why Tony highlighted that one as a prime example of a successful story for us in the B2B2C integration. B2B2C integration is extremely well for us because essentially it removes a few of the barriers that we have, while we do have great user acquisition costs, and we know that we can drive significant user growth for our own product through that funnel that we’ve already created and that we’ve refined over those last four years, for sure. We don’t have that same burden of cost when we’re talking on the B2B to C side.

On that B2B market space, it simply is a contract with preexisting e-commerce systems where they integrate with us, they sell our tickets. It’s a really nice margin integration for us, as well as it reduces our long-term capital requirements and our long-term spend requirements. Which I think brings us into this particular portion of some of these slides I’d like to get into. One of the major things that I think sets us apart, and there’s a slide coming up where we really compare that, and you can see the comparison there about what I’m talking about, but that is our EBITDA projections.

For us, we don’t want to be a company that is simply chasing the next round, we want to be EBITDA positive company, and we believe we will be before the end of this year, and those numbers will continue to grow over the next several years. A lot of that is that our margins are fairly good now, and as I mentioned, on the B2B to C side, which is why we’re going to be putting so much emphasis on that over the next several years, that margins maintain a steady growth, as well as not having to have ongoing continued spending that we need to do to maintain it. It’s simply, we do the integration, we sit back, and we do the operation portion.

The operation portion is the portion that we don’t have to scale just a massive size in order to complete those numbers. For us, the other aspect of it is the things that Tony had already talked about, which is our user acquisition funnel. Our user acquisition funnel is something that we have really spent a lot of time on as a company to get that as refined, as humanly possible, and bringing it down well below what most people in our space are paying to acquire a user, down to $4. Means that by transaction two or three, which is typically about month two of having a user, means that we’re already turning a profit on the user.

Anything else we’ve put in front of them, that is new games, new features, new products, even completely new verticals, means that it’s just gravy on top to the revenue and the profitability that we already received from those users, which is a key component here. The last thing, before we get into the next couple slides that I really want to highlight in relation to these numbers and the growth in which we’re projecting, is that these are not blind performers.

These are based off of our historicals, these are numbers that we have already been performing, and the growth percentages we’ve been performing over the last several years, have continued to be what these are. The acquisition funnel that we’re showing, as far as the $4 per cost, and where we land on that lifetime value, those are also based off of our actual numbers currently.

It’s just a matter of taking the growth in which we’ve already been receiving, take the acquisition funnel we already know we can obtain, and throwing additional capital at it to hit a lot of these numbers, which is why, again, as I said, 34% of our growth will be from the B2C side because we already have that funnel, we already know how that works, we already know how to get there. That’s why it’s going to be a significant portion of our revenue moving forward. I think we can move to the next slide. I was going to highlight this in the last slide, but we have a whole slide, so it’s [unintelligible 00:37:14].

Let’s hit it up here, which is, you can look at those numbers that I just showed previously, and yes, we are showing some growth there, but as comparison to the growth in which the market is seeing in, that same time period, we still are going to be a fairly small portion, and percentage of the total that the market is going to be growing. This market is still just a colossal market. That addressable market is not only big now, but it is continuing to grow over the next several years, at a fairly significant rate.

In conjunction with just the total market growing, you’ll see that there’s still only a small portion of the total business is online, and while that is growing fairly significantly over the next years, that opportunity, which is everything in the gray, basically, on these slides, is still there. With our name, and the history which we’ve had, and the experience that we have in obtaining these users, we believe that we’re poised to really take advantage of the fact that the market is just now starting to shift into online. Like I said, with our brand, we think we can ship them into us as the online source.

I will typically toss it over to Vadim here, and I’ll let him tackle one part. One thing I will just say on this particular slide though is, as I mentioned in the two slides previously, EBITDA growth is a major aspect of where we want to be as a company, we want to be a profitable entity. We don’t want to be just chasing the next round.

People in our space, that’s a fairly uncommon thing, unfortunately, where there is a lot of comparisons to us and some of the people we’re showing here, but the reality is that a lot of them are not projecting even a positivity, even by 23.

It’s just not how their models work. It’s not how their growth projections work. They’re acquiring users at say $25 to $50 or more, and they’re playing the game where they have to wait about 18, 24 or longer months until they can turn a profit on that single user. Whereas, as we had highlighted, we’re turning a profit on our user, usually within the second month or so. That being said, I’m going to toss it over to Vadim.

Vadim: Thanks. [clears throat] Can you hear me, guys? Can you see me?

Ryan: Yes.

Vadim: Okay, good. I want to spend a little bit of time on this slide, and I wanted to say that we really wanted to bring a very well-priced and structured transaction to the market. When we look at the peers and comps on the next slide, please keep in mind that the company is going to be very well-priced, and that also takes advantage of the fact that the company is growing at higher than each year. Not only is value with a discount, it is growing faster than its peers. You can ask whether the company can perform, and the answer is already in the pudding.

The company has been performing very, very well. The company has shown 87% quarter over quarter growth consistently, for the past four quarters, and Tony has publicly announced that the company expects this growth to continue. If you take this growth and apply it to the already, the results that the company has already shown this year, there will on to making their projections and most likely overblowing through them. Next slide, please.

Here, we look at the peers and the comps, and we chose the universe of comps that are very relevant to the company. You can see the companies that are either in lottery space or in sports betting and gaming space. Some of those companies went public through the SPAC route, just like Lottery.com is doing with us. We looked at Jumbo, at Zeal, at Rush Street, Golden Nugget, and DraftKings, and if you look at every matrix that you can look at, which are, is it revenue, or is it to gross profit, or is it to EBITDA? The company is priced very, very competitive. It has at least 45% discount, and we wanted to make sure that investors see a good return on their investment. Next slide.

Here, we look at the structure of the deal. Together, the total sources of the funds is $562 million. All of the shareholders and the management of Lottery.com are rolling over the equity into the deal. There is no cash-out whatsoever. After paying out the business combination fees, the total pro forma enterprise value is going to be $525 million. We have about $10.94 cash in trust. The money that the company is going to receive from the business combination, they intend to use it for their growth. They’re going to invest it in their marketing campaigns, and they’re going to use it for some of the M&A deals that they are aligning right now.

Hopefully, they’re going to come to fruition very soon after the business combination. The company, together with their current shareholders, is going to retain roughly 80% of the overall company, and the rest is going to be public stock and management promote of the SPAC. With that, I’ll be happy to open the floor to your questions.

Matt: For every one that ask a question, we’ll do this in two parts. If you’re on Zoom and can use the chat function, please enter your name in the chat and then we’ll call on you, and then for a few of those, for anyone who may be on the phone or not able to use the chat function, we’ll just open up the floor for questions. Please just introduce yourself, then ask your question. We’ll give it a few seconds to compile some questions, then we’ll begin. [silence] The first question is coming from Brian [unintelligible 00:44:42]. Brian, please go ahead.

Brian: Hi, good afternoon. Just a quick question to kick it off on your international markets, it looks like your proprietary products offer considerably higher margin. I guess, in terms of gaining acceptance for those products, how important is it that you offer new consumers access to both their local lottery games that they’re familiar with, and also US games that might have a high-quality perception among foreign players?

Tony: Sure. I’ll take that one. Thanks, Brian. When we think about international, one is obviously, we do want to-- I think the same thing is true in terms of strategies.

When we open up a US market is we want to let the people play the games that they already know and love. That’s just converting their buying behavior from offline to online. We want to be able to do the same thing as when we open up an international market. We look to onboard those local games as fast as possible.

Also, I think it’s true, in some countries, certainly in developing markets, that they oftentimes do not trust their local lottery, potentially, to actually pay out on time, and that it is a legitimate game and enterprise. Whether that’s true or not, there is certainly a demand for the US games in those markets, because number one is the US games have the highest jackpots just as a function of how they work. Starting at 20 to 40 million, and growing from there. Powerball had a jackpot of about 1.6 billion a couple of years ago. That’s very attractive in all markets internationally. That’s one of the best-known brands that there is.

I’ll say again, is we look to, one, expose them to the US games because we know there’s a draw there, but absolutely is. Part of our acquisition strategy is we want to onboard their local games for them, which just plays into the cultural aspect of, they know the game, they want to play the game, and they just want the same convenience that we’re delivering in the US.

Brian: Great. Thanks, Tony. I appreciate that. Would it be possible for you to give us an update on where you stand in New York and New Jersey as well?

Tony: Sure. Actually, this is a really good question. I’ll take a little bit step back from that is, there’s two ways for a state to go online with their lottery program. One is to let a courier company like us to come in. The other way is to create effectively what’s called an iLottery. An iLottery would be that the state itself is bringing that game online. For that to happen is that you have to first get the consensus internally in that state, of the two major political parties, pass legislation to make that happen, which can take sometimes years, sometimes it’s just not a possible thing to do.

Once that’s done, there’s an RFP process, which could take 12 to 18 months, potentially. Once that’s done, and a winner is selected, then the actual tech must be created and deployed, et cetera. That’s a very expensive way to go about things because, one, is you have to spend that political capital to make that happen. Then there’s real capital and contracts that must be done through whoever the winner of the RFP is. Back to New York and New Jersey is, they’ve looked at these two paths going forward. New York is the number one lottery market in the country. New Jersey, obviously, top five, top 10, always.

Obviously, you’ve seen what New Jersey has done on the sports betting side, as a vanguard on that side. They’ve looked at these two paths forward, and they’ve both decided to create defined lottery courier programs and licensing programs to make that happen. We expect that the remaining states either will adopt that model because New York is the bellwether there, or that they’ll effectively just let us in without actually creating a defined program. If you look historically, at iLotteries, I believe the first iLottery was in 2012. We’re now about a decade later, and there’s only six states that have actually been able to pull that off.

In fact, I believe it was Minnesota, they actually had an iLottery for a while, up until 2015, and then the legislature shut that down. It is expensive and has quite a bit of risk associated with it, to go that direction. Whereas allowing a company like ours into their state gives them the benefit of having online sales, without having to go through this entire long process. To directly answer your question is, we expect to be in New York and New Jersey either by the end of Q4, or probably early Q1 at the latest.

Brian: Great. Thank you very much.

Matt: Thank you. The next question comes from Greg, at Northern. Greg, please go ahead.

Greg: Thanks. Thanks, Tony, Ryan, and Vadim. That was a very helpful presentation. I wanted to ask about the breakdown. If you have a sense of how much of your user base is occasional players versus maybe the consistent player base?

Ryan: Tony, I’ll take that one.

Tony: Sure.

Ryan: We actually break them down into three different buckets. We have our hardcore players or the whales of the group. We actually think that number is fairly impressive. Just generally speaking, it’s about 5% of our total user base, averaged between both international and domestic. They are whales. We define whales as people who are consistent enough players where they are buying about one ticket every single draw, throughout the entire year.

That’s also, again, to Tony’s point about why we measure across the entire year, we want to see that buildup over that whole year and see how these players are doing so that we can break them down the way that you’re asking about. About 5% of our users are whales. Then we have about 12% of our users that are one-time purchasers, where they come in and that’s about all they do. Then everybody else in between are those average players.

In those average players, I would say it’s a very small portion of them actually, are people who only come in when the jackpots are at a significant level. Of that 87% or so, we are looking at about 40% of those are the people who only come in at various jackpot sizes. Those sizes’ range vary dramatically between that 40%. There are some group of that 40% that will only, that 100 million is, that’s their number. That’s the magic number where they feel great. Then there’s the smaller portion of the users where it’s only at 500 million or plus where they deem it worthy enough to come in and play.

Either way, of that group though, that 40% of that group that come in when the jackpots are higher, part of the long term goals we have as a company are to present various methods to those players, various features to those players, incentivize them to come back more often, so that the things that they’re waiting for to win things are not just solely based off of the large jackpot sizes.

Tony: Yes. I’ll just get on to that quickly, Ryan, is the buying behavior that we’ve always seen on the app absolutely matches the real-world buying behavior. There’s nothing significantly different about what we do versus online purchases, is the-- people are who they are, and they want to play when they want to play. It absolutely mirrors what the offline behavior goes. I’ll say, one of the differences is that we’ve been very successful in onboarding millennial players, and the younger demographics. We’re about two-thirds, roughly, of our users are actually those players.

I think the misconception was that younger players don’t want to play the lottery, and that’s not true. It’s that they do not carry cash, and they do not go to the store as often as the older generations. We’ve been very successful in that. Then again, to what Ryan said, is, again, once we do get you, is we want to be able to offer you other second chance straws and other types of games that you can play while you’re waiting to whatever your jackpot amount is, to make that actual purchase, but we can continue to engage you over time, and make sure that we retain you.

Greg: Great. Yes, that’s healthy going. I also did hear that you’re having success with the younger, more millennial groups, so that’s good to hear. I guess I wanted to ask to what your marketing efforts were. Maybe following the business combination, you’ll have some extra cash. Do you see that $4 cost of acquisition going up as you maybe experiment with some new marketing channels?

Tony: I think there’s a possibility of it going up in the short-term, but we actually expect to be able to bring that down significantly. We do believe that we can bring that down. We have not reached a critical mass or network effect of where we are even in the states that we’re in. One of the things that I like to highlight is, all of the projections that we have put into the deck, and that we had filed is our real numbers from 2019 and 2020. We expect to continue to do that. One of the reasons is because, again, we have a very small market share, as we are in each state.

We believe that and honestly speaking, it’s not impossible for new entrants to come in, but every time that we open up a state, it is more and more discouraging for a new entrant to come in. Of course, there’s always a possibility of, let’s say, Amazon wants to come in, that they can spend enough money and they could do that. We can’t discount that as a possibility, but we don’t expect that to happen. That is effectively how we look at things. Again, if we never open up another state right now, and all we did was intensive user acquisition in the states and countries that we operate in currently, is that we could hit all of the projections that we have publicly posted right now.

That’s just a function of, we have a huge blue ocean ahead of us. That would be great, but obviously, we have a bigger vision, and we do believe that we can become this global marketplace for all types of games leveraging our brand, leveraging our expertise, and our very low user acquisition cost.

Greg: Okay, great. If I could follow up too, on your comments between the courier model versus the state-run model, or the iLottery as you call it. When I guess we have a market where they’re bidding for the RFPs, is that almost like a challenge to you guys? I mean, it seems like you’re still operating the courier model in those markets, and then seeing success with it, but how should we think about maybe the differences there, in terms of states or markets that have implemented that versus those that haven’t? Is it a lot harder to penetrate?

Tony: No, actually it’s not. When you think about an iLottery, and in some of the states that are running iLotteries right now, they are literally doing the same things that we are, which is printing out physical tickets and just presenting an online interface to do that. When that legislation happens, effectively de facto, is that we have the same permissions to operate there as well. We’re doing that in several states now. We don’t see that as a barrier, meaning we’re not really competitive to the iLotteries.

What my comments meant to speak to is that it’s difficult, and expensive, and time- consuming for a state to actually stand up an iLottery. With COVID, I would say the regulators looked at that, our hypothesis is that they would be irresponsible to assume that there will be no more lockdowns going forward with COVID and whatever comes next. They must plan for that. Then the question for them is, which path do we choose? Allow couriers in, which is, allows them to be at somewhat arms-length distance from us, or to go all in, try to get an iLottery pass, all that legislation happens, the RFP, the actual approval.

I don’t think it makes sense for them for that to be the trend. Again, if we look at New York and New Jersey, they looked at this and they said, “We should go courier because that is the shortest path forward to go online. That is the easiest for us as a state. We don’t have to incur any cost, and we don’t have to have that political battle going forward.” I don’t know if that answered your question. I can continue, but that’s the way that we look at things.

Greg: No, it certainly does. I appreciate it, Tony. Thanks, again. I’ll pass it on.

Tony: Great.

Matt: The next question is coming from Chad, at [unintelligible 00:57:55]. Please go ahead, Chad.

Chad: Thanks for the presentation. Thanks for taking my question. Appreciate it. Tony, I just wanted to go back to one of the last points you made there, just in terms of the projections, which I believe are on slide 23 and 24 from the bridge from 70 million to 280.

I think you mentioned that you don’t need to see too much in terms of state expansion, but can you walk us through that again, just in terms of how we should think about like each state economics from a revenue bridge standpoint, how long it takes to get up and running, and just wanted to confirm if this is more like back half weighted, and then it’s that recurring stream or if you’re expecting a lot of this to come in ’21, early to ’22, and then the foundation is set. Thanks.

Tony: Sure. Maybe I’ll give you the high level perspective, and then I’ll pass it to Ryan to get into the nitty gritty of it. When, again, as when we look at a state, and I’ll say all of the projections we’ve done have been mostly organic. Like we have done some very small user acquisition campaigns between say $50,000 and $100,000, each time that we’ve done it, really just to refine that user funnel, and to make sure that we can get a user, keep a user, and make that profitable. After the D SPAC, because obviously, we’ll have a lot of dry powder to go and then just pour gas on the fire of what we’re doing in those different jurisdictions.

When we think of a new state is the, I’ll say, that just the typical path is we obtain a lottery license in that state, which is the same one that a bodega or a gas station may obtain. We then, there is some CapEx cost where we have to secure that facility so that we have a secure backroom where we have lines of terminals, where we’re printing out the tickets, we scan that back into our system, we check those numbers through OCR and say, “Here’s the numbers that were ordered, here’s numbers that were actually printed. Do those match?” If they do, that’s a good order. Then that we securely file those away until after the draw.

That’s typically how we operate there. Also, potentially is if it makes sense in certain states, we can partner with a existing lottery license holder, and then do a typical rev share with them, which is just bonus for them. The way to think about it from the state’s perspective, again, is that we are additive to whatever it is that they’re doing. They don’t need to worry about that, they don’t need to roll out all of these processes or technology. We also give them full transparency. They know what we’re doing, and if they ever want to come in and audit us, we’re happy to do that.

We just want, and what we’ve always said is, we’re not here to disrupt the industry, we’re here to help advance it and bring it online, at effectively no cost to the states. That’s really been our entire MO for six and a half years. Did that answer it for you, Chad?

Chad: Yes. That’s perfect. Are there terms of length for these contracts, or is it, like you’re saying, just helping them along the way? Are there contract [crosstalk] you have to get through?

Tony: Sure. Is we’ve really shied away from getting specific contracts because then the state is in a position of choosing winners and losers. Then we would be in the RFP process, if that makes sense, which just takes much, much longer, and actually, we believe would slow us down on our rollout. It’s more of a, we sit down with the state, we say, “Here’s our legal reasoned opinion, here’s why we believe that we are legal based off of your laws and regulations. You don’t need to change anything. We can actually conform our business practices to whatever laws are on the books.” Even if those laws are 100 years old. In some states, they are.

“Here’s how we will operate, and here’s why we believe, with very good gaming counsel, why we are legal to operate, and now we’re going to go, and then our goal is to gain market share as fast as we can.” If we went the other route, we don’t actually need exclusivity. Even we’re happy when a competitor comes into the same state that we are because we know that we can just beat them on the nuts and bolts, user acquisition side is-- As Lottery.com, it takes much fewer ad impressions to convert somebody.

Really, when we do a user acquisition campaign, we’re saying, “Did you know that you can now play the same games that you’ve loved and played your entire life, and do them online, through Lottery.com?” It’s a very easy sell for us. Again, once we get them, is we work really hard to keep them, and just make sure that everybody’s paid out. We never lose a ticket, and it’s a good experience all around.

Chad: Okay, great. The last one I had just on, [clears throat] I think it goes into the player segmentation, with the whales and then the more casual, I guess, jackpot players. You mentioned 31% churn. Are those players going to another courier, usually, when they leave your site, or are they just discontinuing this way of purchasing tickets? How are you [crosstalk] where players go?

Tony: I think they just aren’t playing as much, honestly. Again, even if you think about the type of player who only plays when the jackpot is very high. That type of player, our goal about eight out of 10 times, the next time that that jackpot hits 400 million, and honestly, that might take a year, it might take a year and a half for that user to actually comeback, when that jackpot is very high, which is outside of our control, obviously. About eight out of 10 times, they come back to us.

Our goal in the long-term is, some people will play all the time, some people will play once a year, some people will play every couple of years, but our goal is once you’re exposed to us, we’ve onboarded you, is that the next time that you do play, the next time you want to play, is that you think about us and you come back.

Chad: Thank you very much, guys. Appreciate it.

Matt: There are no more questions in the queue. If anyone has a question, that’s on the phone or wasn’t able to use the chat function, please introduce yourself and state your question.[silence] All right. It sounds like there are no more questions. With that, I’ll turn the call back to Tony just to give some concluding remarks.

Tony: Thank you, everybody, for attending the call. I think I endeavor, and so does Ryan, to be very available for questions and information. There are a few ways to reach us, obviously. If you have a general question, you can reach ir@lottery.com. My personal email is tony@lottery.com, T-O-N-Y. Ryan is R-Y-A-N@lottery.com. We look forward to hearing from you. If you have questions, we’d love to answer them.

IMPORTANT NOTICES

Important Information and Where to Find it

This communication relates to a proposed business combination between Trident Acquisitions Corp. (“Trident”) and Lottery.com. In connection with the proposed business combination, Trident filed a registration statement on Form S-4 on July 7, 2021 (as amended, the “Registration Statement”), which includes a preliminary proxy statement, with the SEC for the solicitation of proxies from Trident’s shareholders. Additionally, Trident and Lottery.com Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K, as amended,  for the fiscal year ended December 31, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the definitive proxy statement relating to the business combination when it becomes available.

Important Notice Regarding Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination between Trident and Lottery.com, Trident and Lottery.com’s ability to consummate the transactions, the benefits of the transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Trident and Lottery.com disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Trident and Lottery.com caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Trident cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Trident, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations as a result of the announcement of the transactions; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, and the Registration Statement discussed above. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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